Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	July 1, 2010

H. Roger Schwall

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc.   Ron Winfrey

cc.   Parker Morrill

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A, Filed April 1, 2010
File No. 1-31446

Dear Mr. Schwall:

In response to your letter dated June 21, 2010, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-K for Fiscal Year Ended December 31, 2009

Comment:

Oil and Gas Properties, page 18

1.               You indicate that the effect of the new SEC rules was minimal “apart from the change to using 12-month average pricing.”  This suggests that the change in pricing may have had a material impact.  Please advise of the impact of the 12-month average price on your proved reserves.

Response:

The impact of the 12-month average price on our proved reserves is provided on page 19 and 20 in the last paragraph of the “Oil and Gas Properties and Reserves” section of Item 2.  It states, “Had prices in effect at year end been used, we believe our December 31, 2009 total equivalent proved reserve volumes would be approximately five to six percent greater than those calculated using the average price.”

Total Company proved reserves at December 31, 2009 were 1,535 billion cubic feet equivalent (Bcfe).  While not deemed material, we believe that providing the range of five to six percent, which equates to approximately 76 to 92 Bcfe is useful to the readers of our filing.  The estimation of our proved reserves using year-end 2009 prices was not reviewed by our independent consulting firm.

Comment:

2.               We note that your proved reserves increased by 15%.  Provide the information required by Item 1202(a)(6) of Regulation S-K.  See also Section II.G. of SEC Release No. 33-8995.

Response:

Application of the new term “reliable technology”, as defined in Section II.G. of SEC Release No. 33-8995, had no bearing on our proved reserve increase.  The techniques and technologies we used to estimate new reserves and positive revisions to previous estimates were permitted under both the previous and current rules.  Our reserve estimation process employs the appropriate combination of production trend extrapolation, analogy, volumetric assessment and material balance analysis.  Traditional technologies including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are involved in this estimation process. While the use of the “reliable technology” argument may broaden the types of technologies that a company may use to establish reserve estimates, our approach and the resulting proved reserve increase were consistent with rules previously in place.

Comment:

3.               Expand your disclosure regarding the internal controls as required by Item 1202(a)(7) of Regulation S-K.  While you identify the existence of the Corporate Reservoir Engineering Group, the nature of your controls is not clear.

Response:

It is our intent to amend our document by expanding page 19 with the following:  “The primary objective of the Corporate Reservoir Engineering Group is to maintain accurate forecasts on all properties of the Company through ongoing monitoring and timely updates of operating and economic parameters (production forecasts, prices and regional differentials, operating expenses, ownership, etc.) in accordance with guidelines established by the SEC.  This separation of function and responsibility is a key internal control.

Corporate engineers are responsible for the Company’s reserve estimates on all properties within specified geographic areas.  For both newly drilled and existing properties, corporate engineers interact with the exploration and production departments to ensure all available engineering and geologic data is taken into account prior to establishing or revising a reserve estimate.  After preparing the reserve updates, the corporate engineers review their recommendations with the Vice President — Corporate Engineering.  After the Vice President — Corporate Engineering approves the proposed changes, the revisions are entered into the Company’s reserve database by the engineering technician.

During the course of the year, the Vice President — Corporate Engineering presents summary reserve information to Senior Management and Board of Directors for their review.  From time to time, the Vice President — Corporate Engineering will also confer with the Vice Presidents of Exploration and Operations, as well as the Chief Executive Officer, regarding specific reserve-related issues.  In addition, the Corporate Reservoir Engineering group maintains a set of basic guidelines and procedures to ensure that critical checks and reviews of the reserve database are performed on a regular basis.

Together, these internal controls are designed to promote a comprehensive, objective and accurate reserve estimation process.  As an additional confirmation of the reasonableness of the Company’s internal reserve estimates (as further noted on page 19), an independent petroleum engineering consulting firm reviews properties representing greater than 80% of the total future net revenue discounted at ten percent attributable to the total interests owned by Cimarex on an annual basis.”

Definitive Proxy Statement on Schedule 14A

Comment:

Long-Term Equity Incentive Awards, page 27

4.               On page 27 you state that the Committee will increase 2010 annual performance awards from 60,000 to 100,000 for the CEO and will increase the awards from 30,000 to 50,000 shares for the NEOs.  The table on page 28 appears to show an increase of shares from 30,000 to 50,000 for the CEO and from 15,000 to 25,000 for each of the four NEOs.  Please advise.

Response:

The combined share amounts from the columns “Time-Based Vesting” and “Subject to Relative Stock Performance Vesting” in the table on page 28 equal the stated awards noted on page 27.  The “Time-Based Vesting” column illustrates that 50% of the overall performance award will vest if the executive is employed by Cimarex three years from the date of the award (i.e., relative stock price performance of 25% or less would result in payment of 50% of the award).  The “Subject to Relative Stock Performance Vesting” column illustrates the maximum number of additional shares that will vest if the executive is employed by Cimarex three years from the date of the award and relative stock price performance is 75% or greater.  This concept is also disclosed in the narrative about the awards.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business Page 5

Comment:

Production and Pricing Information, page 8

5.               We note the absence of production cost information.  Item 1204 of Regulation S-K prescribes the disclosure of your production volumes, product prices and production costs (less production and ad valorem taxes) for each of the last three fiscal years.  Please amend your document to comply with Item 1204.

Response:

Our primary disclosures of production, production prices and production costs are included in Item 7, under the heading “Results of Operations”.  On page 33 we disclose and discuss our production and production prices for 2009 and 2008.  On page 34, in the fifth paragraph beneath the table of Operating costs and expenses we disclose and discuss our production costs, including production costs per unit of production.  The same information for 2007 is on page 36 for production and production prices.  The 2007 production cost disclosure is in the second paragraph on page 38.

We acknowledge that disclosure of production cost information would be a helpful addition to the production and pricing table on page 8, and will amend our document to include our production costs per unit of production in that table.

Certain Risks, page 12

Comment:

Our proved reserve estimates may be inaccurate and future net cash flows are uncertain, page 13

6.               We note the factors you list here are generally not under your control.  Please expand this to discuss the risks associated with those factors you do control, e.g. recovery efficiencies, decline rates, PUD drilling schedules.

Response:

The assumptions and judgments made based on engineering and geoscience data available at the time of the estimate, as well as the timing and amounts associated with future investments, are factors within the control of the Company.  The potential variance between actual outcomes and the projected outcomes based on these judgments define the risks associated with estimating oil and gas reserves.  We believe the noted items on page 13 highlight the primary risks associated with our assumptions and judgments.  These range from engineering and geoscience estimates (e.g., production rates, reservoir pressure, drive mechanisms and other subsurface parameters and conditions) to future operating costs, capital expenditures and other expenses.  Though the list of factors is not intended to be all-inclusive, we acknowledge that additional factors for which we make assumptions could be helpful.  As such, in future filings we will expand our list of factors to include engineering and geoscience items such as recovery efficiencies, decline rates, drainage areas, reservoir limits, anticipated reservoir and production characteristics, interpretations of geologic and geophysical data, timing of investments, etc.

Properties, page 18

Comment:

Oil and Gas Properties and Reserves, page 19

7.               Please tell us the portion of your proved reserves that are natural gas liquids.  If material, these volumes, as well as price and reserves information should be disclosed separately.  Please amend your document if it is appropriate.

Response:

Natural gas liquid volumes included in our proved reserves for the years 2009, 2008 and 2007 were 1,253 MBbls, 916 MBbls and 1,100 MBbls, respectively.  These volumes represented less than one-half of one percent of our total equivalent proved reserves for each year.  We do not consider these volumes to be material and, therefore, do not believe an amendment is necessary.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 28

Comment:

Reserve Replacement and Growth, page 31

8.               You stated that the reserves added in 2009 from exploration and development and improved recovery totaled 312.3 Bcfe.  Please expand this to disclose the changes in reserves due to improved recovery separately from those changes due to exploration and development.  This comment also applies to the proved reserves disclosures supplemental to the financial statements on page 87.

Response:

All of the 312.3 Bcfe of reserve additions referenced in the MD&A and elsewhere in our Form 10-K were the result of extension and discoveries derived from exploration and development.  No portion of the proved reserve additions discussed here and in the reconciliation of changes to proved reserves on page 87 were the result of improved recovery.  Therefore, they were not discussed.  We will amend our document to remove the reference to improved recovery.

Comment:

Recently Issued Accounting Standards, page 50

9.               We note your statement, “  [the revised rules] establish a uniform standard of reasonable certainty that applies to all proved reserves, regardless of location or distance from producing wells.”  Please expand this either by cross referencing Regulation S-X, Rule 4-10(a)(24) or including the entire definition of reasonable certainty contained therein.

Response:

The discussion of reasonable certainty was intended to be a brief summary of the highlights of the recent revisions, rather than a complete description of the revisions.  However, we agree that additional detail information would be helpful to an investor.  We will amend our document to include a cross reference by adding the following language as the last sentence in the second paragraph under Reasonable certainty:

“Please refer to Regulation S-X, Rule 4-10(a)(24) for a complete discussion of reasonable certainty.”

Unaudited Supplemental Oil and Gas Disclosures, page 85

Comment:

Oil and Gas Reserve Information, page 87

10.         Please amend your document to explain the significant changes to the disclosed proved reserves as required by FASB ASC paragraph 932-235-50-5 and to the disclosed proved undeveloped reserves as referenced by Item 1203(b) of Regulation S-K.  This applies to changes due to extensions and discoveries as well as the changes due to improved recovery for all three years and the revisions of previous estimates for 2008.

Response:

It is our intent to amend our 10-K with the following changes.

As noted on question #8, we do not have any proved reserve additions that were a result of improved recovery.  Therefore, in the tabular reconciliation of proved reserves on page 87 we will remove the reference to improved recovery.

We will add the following disclosures immediately beneath the reconciliation table of proved reserves on page 87:

“During 2009, we added 312.3 Bcfe of proved reserves through extensions and discoveries, primarily as the result of wells drilled in our Cana-Woodford shale area in western Oklahoma, in the Permian Basin and in southeast Texas.  Net revisions during 2009 added 73.9 Bcfe which included 104.7 Bcfe of positive revisions resulting from better than expected production performance from wells drilled in prior years and lower estimated operating costs.  Partially offsetting these positive revisions was a decrease of 30.8 Bcfe driven by lower gas prices.

During 2008, significant changes to our proved reserves included 214.9 Bcfe added from extensions and discoveries in our Mid-Continent, Permian Basin and Gulf Coast core areas.  We also had 156.8 Bcfe of net negative revisions resulting mainly from lower oil and gas prices at year-end 2008 compared to year-end 2007.

During 2007, our core area drilling programs resulted in 242.3 Bcfe of proved reserve additions from extensions and discoveries.  Higher year-end oil and gas prices largely contributed to net positive revisions of 57.5 Bcfe.  Also during 2007, we sold various non-core properties with associated proved reserves of 123.3 Bcfe.”

Please see question number #11 below, regarding your comment on proved undeveloped reserve disclosure.

Comment:

11.         We note the statement that your PUD reserves increased by 111 Bcfe during 2009 due to “new additions and revisions to previous estimates.”  Please amend this to disclose the portions of the increase due to additions — with explanation of the nature of the additions — and due to revisions

Response:

We will amend our document to revise the last sentence on page 87 as follows:

“PUD reserves increased by 111 Bcfe during 2009 through extensions and discoveries (103 Bcfe) and positive revisions to previous estimates (8 Bcfe).”

As stated on page 88, most of these additions occurred in our Western Oklahoma, Cana-Woodford shale play.

Comment:

12.         We note your statement “Two Bcfe of PUD reserves were converted to proved developed reserves during 2009”.  Please explain to us whether you have currently booked PUD reserves whose scheduled delay to initiation of development is beyond five years of first booking.

Response:

As stated on page 88, “We have no PUD reserves that have remained undeveloped for five years or more after initial disclosure”.  Furthermore, we have no PUD reserves whose scheduled delay to initiation of development is beyond five years of first booking.

Comment:

Standardized Measure of Future Net Cash Flows, page 89

13.         FASB ASC paragraph 932-235-50-35(g) requires the disclosure of changes to the standardized measure due to “previously estimated development costs incurred during the period”.  Please amend your document to comply with this requirement.

Response:

In our tabular presentation of the changes in the standardized measure on page 89, the line item “Net change in future development costs” includes previously estimated development costs incurred and changes in estimated future development costs.  We will amend our document to include these as separate line items in the table, as follows:

	2009	2008	2007
Changes in future development costs	20,055	111,907	(51,764)
Previously estimated development costs incurred during the period	40,364	222,658	188,177

Exhibit 99.1

Comment:

14.         Indicate the actual weighted average price used in estimating the reserves as this is a primary economic assumption.  See Item 1202(a)(8)(v) of Regulation S-K.

Response:

As stated on page 19, “…the twelve month average reference prices were $3.87 per MMBtu and $61.18 per barrel (for gas and oil, respectively).  Adjusted for regional differentials, the average prices used were $3.56 per Mcf and $57.58 per barrel”.  These values represent the average prices for the Company’s entire reserve database.  Given that DeGolyer and MacNaughton reviews only a portion of the Company’s properties accounting for greater than 80% of the total future net revenue discounted at ten percent attributable to the total interests owned by the Company, it would not be accurate for DeGolyer and MacNaughton to quote the average prices specified above in their letter (Exhibit 99.1).  However, DeGolyer and MacNaughton does specify the twelve month average reference prices in their letter and also states that “In the preparation of this report we have relied, without independent verification, upon such information furnished by Cimarex with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented”.  For the given subset of properties, both the Company and DeGolyer and MacNaughton used the same reference prices and regional differentials in estimating reserves.

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact me at (303) 295-3995.  Thank you for your consideration.

Sincerely,

/s/ Paul Korus
Chief Financial Officer